GLOBAL corporate compliance

07022878

SEC MAIL PROCESSING SECTION RECEIVED APR 0 3 2007 WASH. D.C. 209

April 11, 2007

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: ~~Solana Petroleum Corp~~. Q Gold Resources (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Material Change Report dated March 8, 2007
2. News Release dated March 8, 2007
3. Material Change Report dated March 13, 2007
4. News Release dated March 14, 2007
5. News Release dated February 20, 2007

PROCESSED
APR 26 2007
THOMSON FINANCIAL

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl

4/25

82-4981

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Q-Gold Resources Ltd.
c/o Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue Southwest
Calgary, Alberta T2P 4X7
Attn: Eugene Chen

2. Date of Material Change

March 8, 2007

3. News Release

March 8, 2007
Disseminated via CCN Matthews Canadian Mining Select Disclosure Network
(Press release is attached hereto as "Exhibit I")

4. Summary of Material Change

The Corporation acquired an option to purchase 1,520 acres of mining claims near Mine Centre, Ontario.

5. Full Description of Material Change

The Corporation entered into an Option Agreement with an arm's length party (the "Property Owner") whereby the Corporation has acquired an option on five mining claims comprising 1,520 acres located in the Rainy River District of the Kenora Mining Division of Ontario (the "Mining Claims"). Pursuant to the terms of the Option Agreement, the Corporation paid the Property Owner $5,000 in cash and, subject to TSX Venture Exchange approval, will issue 100,000 common shares to the Property Owner. The Corporation can acquire the Mining Claims by paying the Property Owners $7,500 in cash and $50,000 in shares on the first anniversary of the Option Agreement and $10,000 in cash and $75,000 in shares on the second anniversary. Also, pursuant to the terms of the Option Agreement, the Corporation has agreed to work commitments on the Mineral Claims of $30,000 and $60,000 in the first and second years, respectively, of the Option.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

Not Applicable

8. Executive Officer

Further information regarding this Material Change Report may be obtained by contacting Eric A. Gavin, Chief Financial Officer at (928) 779-0166.

9. Date of Report

March 19, 2007

82-4931

SEC MAIL RECEIVED APR 23 2007

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ACQUIRES PROPERTY OPTION & ANNOUNCES INITIATION OF DRILL PROGRAM

SEC 12g 3-2(b) Exemption # 82-4931

March 8, 2007

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) announced today that it has obtained a two-year option to purchase 5 claim blocks comprising thirty-eight 40-acre units totaling 1,520 acres on the western shore of Bad Vermilion Lake, near Mine Centre, Ontario. The blocks are contiguous to Q-Gold's existing holdings and are part of a 10+ km linear magnetic anomaly containing pockets of conductivity. Q-Gold now effectively controls both large cross-cutting faults and their attendant mineralized shear zones bracketing Bad Vermilion Lake. This anomaly hosted in gabbroic rocks is known, as a result of 24 diamond drill holes by Titan Titanium International Inc. in 1985, to contain magnetite (iron oxide) and ilmenite (titanium oxide) underlain by zones of massive sulfides, including chalcopyrite.

The acquisition is the latest of four property acquisitions by Q-Gold since November 2006, targeting high priority drilling targets not already owned by the Company that were indicated in its 2006 DIGHEM/ EM Airborne Survey.

The claim blocks were optioned from a private party for cash and 100,000 shares of Q-Gold common stock at a deemed price of $0.25/ share. The owner will also receive a cash payment of $7,500 and Q-Gold stock valued at $50,000 on the first anniversary of the Option Agreement and $10,000 cash and $75,000 in Q-Gold stock on the second anniversary. The Company also agreed to work commitments of $30,000 and $60,000 in years one and two of the Option Agreement. Upon exercise of the Option, the owner will receive an NSR of 2% on all mineral production from the blocks. This transaction is subject to the approval of the TSX Venture Exchange.

Q-Gold now holds over 32,000 acres of prospective precious and base metal claims in the historic (1890s) Gold Camp at Mine Centre.

Q-Gold also announced that drilling has commenced on the gold-bearing Jolly Roger vein located on its recently acquired property from Nipigon Gold Resources Ltd. A second drill rig is scheduled to arrive at Mine Centre by this weekend as part of the Company's 5,000 metre diamond drill program targeting anomalous zones delineated in the 2006 airborne survey and the recently completed ground geophysical survey.

Richard C. Beard, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

82-4931

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Q-Gold Resources Ltd.
c/o Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue Southwest
Calgary, Alberta T2P 4X7
Attn: Eugene Chen

2. Date of Material Change

March 13, 2007

3. News Release

March 14, 2007
Disseminated via CCN Matthews Canadian Mining Select Disclosure Network
(Press release is attached hereto as "Exhibit I")

4. Summary of Material Change

The Corporation completed a non-brokered private placement for gross proceeds of $56,751.

5. Full Description of Material Change

The Corporation completed a non-brokered private placement of 227,004 Units for gross proceeds of $56,751. Each Unit, priced at $0.25, consists of one common share and one-half of a common share purchase warrant. One whole warrant entitles the holder to purchase an additional common share at $0.30 within twelve months of issuance, or $0.35 within twenty-four months. Six individuals, including two insiders, J. Bruce Carruthers II, President and Chief Executive Officer, and Eric A. Gavin, Chief Financial Officer, participated in this financing. Securities issued in connection with this financing will bear a resale restriction prohibiting sale or transfer of such securities before July 14, 2007.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

Not Applicable

8. Executive Officer

Further information regarding this Material Change Report may be obtained by contacting Eric A. Gavin, Chief Financial Officer at (928) 779-0166.

9. Date of Report

March 20, 2007

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ACQUIRES PROPERTY OPTION & ANNOUNCES INITIATION OF DRILL PROGRAM

SEC 12g 3-2(b) Exemption # 82-4931

March 8, 2007

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) announced today that it has obtained a two-year option to purchase 5 claim blocks comprising thirty-eight 40-acre units totaling 1,520 acres on the western shore of Bad Vermilion Lake, near Mine Centre, Ontario. The blocks are contiguous to Q-Gold's existing holdings and are part of a 10+ km linear magnetic anomaly containing pockets of conductivity. Q-Gold now effectively controls both large cross-cutting faults and their attendant mineralized shear zones bracketing Bad Vermilion Lake. This anomaly hosted in gabbroic rocks is known, as a result of 24 diamond drill holes by Titan Titanium International Inc. in 1985, to contain magnetite (iron oxide) and ilmenite (titanium oxide) underlain by zones of massive sulfides, including chalcopyrite.

The acquisition is the latest of four property acquisitions by Q-Gold since November 2006, targeting high priority drilling targets not already owned by the Company that were indicated in its 2006 DIGHEM/ EM Airborne Survey.

The claim blocks were optioned from a private party for cash and 100,000 shares of Q-Gold common stock at a deemed price of $0.25/ share. The owner will also receive a cash payment of $7,500 and Q-Gold stock valued at $50,000 on the first anniversary of the Option Agreement and $10,000 cash and $75,000 in Q-Gold stock on the second anniversary. The Company also agreed to work commitments of $30,000 and $60,000 in years one and two of the Option Agreement. Upon exercise of the Option, the owner will receive an NSR of 2% on all mineral production from the blocks. This transaction is subject to the approval of the TSX Venture Exchange.

Q-Gold now holds over 32,000 acres of prospective precious and base metal claims in the historic (1890s) Gold Camp at Mine Centre.

Q-Gold also announced that drilling has commenced on the gold-bearing Jolly Roger vein located on its recently acquired property from Nipigon Gold Resources Ltd. A second drill rig is scheduled to arrive at Mine Centre by this weekend as part of the Company's 5,000 metre diamond drill program targeting anomalous zones delineated in the 2006 airborne survey and the recently completed ground geophysical survey.

Richard C. Beard, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82 - 4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES $1,250,000 FLOW-THROUGH PRIVATE PLACEMENT

SEC 12g 3-2(b) Exemption # 82-4931

March 14, 2007

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) ("**Q-Gold**" or the "**Corporation**") is pleased to announce that it has reached an agreement to complete a non-brokered flow-through private placement of up to $1,250,000 (the "**Offering**").

The Offering will consist of the issuance of up to 5,000,000 units (the "**Units**") in the capital of Q-Gold at a price of $0.25 per Unit. Each Unit consists of one common share issued on a "flow-through" basis (the "**Flow-Through Share**") and one-half of a common share purchase warrant (the "**Warrant**"). Each whole Warrant will entitle the holder to acquire one additional non-flow-through common share at an exercise price of $0.35 for a period of 24 months from issuance.

Mineralfields Group ("**MineralFields**"), a Toronto-based mining fund, has agreed to subscribe for a minimum of $600,000 of the Offering. This transaction is the second financing that Q-Gold is completing with MineralFields, having already completed one "flow-through" private placement at a price of $0.18 per Unit for aggregate proceeds, including this financing, totaling $1,500,000 since December 2006.

Pursuant to the Offering, the Corporation has agreed to pay Limited Market Dealer Inc. ("**LMDI**"), a cash finder's fee equivalent to 5% of the gross proceeds of the Offering and finder's fee warrants ("**Finder's Warrants**") equal to 10% of the number of Units purchased under the Offering. Each Finder's Warrant entitles LMDI to acquire one Unit at an exercise price of $0.25 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrants will have the same terms as the Units under the Offering. The Corporation has also agreed to pay to LMDI a cash due diligence fee of 3% of the gross proceeds of the Offering.

All securities issued in connection with the Offering will be subject to a four month restriction from resale as stipulated under applicable securities legislation and the TSX Venture Exchange (the "**Exchange**"). It is contemplated that the Flow-Through Shares will entitle the holders to a 100% CEE tax deduction as set forth under the *Income Tax Act* (Canada).

Closing of the Offering is subject to all regulatory approvals, including the Exchange.

Proceeds from the Offering will be used by Q-Gold for the dewatering and re-entry of the past producing (1898-1900) Foley Gold Mine to conduct underground exploration. The mine recorded gold production of over 5,000 ounces during this period. The Foley also contains 2.5 kilometres of drifts over seven levels to an 850' depth, developed during 1923-27. No production was effected during this latter period, which was ended by the Great Depression.

Q-Gold will also use a portion of the proceeds to drill a series of deep structural holes through the four principal large, gold-bearing quartz veins comprising the Foley Gold Mine Complex.

The Foley Mine is one of five historic gold mines owned or optioned by Q-Gold on its 32,780 acres of prospective gold claims, leases and patents in the historic Gold Camp of Mine Centre, Ontario. The Golden Star, the only other producing mine, recorded production of 10,000+ ounces of gold, also in 1898-1900.

The Company is also pleased to announce that it has received approval from the Exchange for a non-brokered private placement of 227,004 Units at $0.25 each for gross proceeds of $56,751. Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant expires 24 months from issuance and entitles the holder to purchase one common share at a price of $0.30 within twelve months of issuance and $0.35 thereafter.

All securities issued pursuant to this financing are subject to a four month hold period expiring on July 14, 2007. No fees or commissions in either cash or securities were paid in connection with this private placement.

About MineralFields:
MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Information about MineralFields Group is available at www.mineralfields.com

Richard C. Beard, P.Eng, Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82 - 4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES APPROVAL OF NIPIGON GOLD PURCHASE/ MINE CENTRE EXPLORATION UPDATE

SEC 12g 3-2(b) Exemption # 82-4931

February 20, 2007
Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) announced today that it has received all requisite approvals for the purchase of the assets of Nipigon Gold Resources Ltd. ("Nipigon"). Details of this transaction were included in a press release dated January 5, 2007.

In completing this purchase, Q-Gold acquired six Crown Leases totaling 240 acres (the "Leases"), which are surrounded on 3 sides by Q-Gold's existing gold-bearing holdings at Mine Centre, Ontario. The Leases contain two important known gold occurrences, the McKenzie Gray and Jolly Roger Veins, as well as 1,500 m of intensively sheared zones up to 100 m wide that are associated with the large cross-cutting Finger Lake Fault. Q-Gold now controls over 11 km of this huge fault, which is believed to be the primary conduit for hydrothermal fluids which have resulted in 100+ gold-bearing veins in the Mine Centre area. The purchase also included a small mill, tailings ponds and geological data from extensive past exploration efforts by Nipigon and others on the Leases.

President and CEO Bruce Carruthers said, "We are delighted to have at last acquired the Nipigon Leases, which we have been attempting to purchase for several years. They represent, in our view, the best geologic (gold) target in Mine Centre that we didn't already own. Along with our adjoining holdings, this is a high priority area in our upcoming diamond drilling program expected to begin on March 1st."

2007 EXPLORATION PROGRAM UPDATE

Ground geophysics

Areas indicated as potential high priority targets from Q-Gold's 2006 1,516 line km Fugro DIGHEM/MAG airborne survey are currently undergoing additional ground geophysical surveys for further delineation prior to drilling. An Induced Polarization (IP) crew is presently working on the recently acquired Nipigon Leases and Q-Gold's contiguous holdings, using the state-of-the-art "Phase Domain" IP process. IP provides exceptional sensitivity to potential gold/sulfide mineralization, which often emits a weak conductive response. The crew will be attempting to delineate the gold-bearing Jolly Roger vein and associated structures along the Finger Lake Fault. It will then move northward along the Fault to the shores of Bad Vermilion Lake where several major cross-cutting faults intersect the Finger Lake Fault/ Shear Zone on tracts which are owned 100% by Q-Gold. The crew will then move to the Foley Mine Gold/Vein Complex to further delineate targets that were indicated by the airborne survey.

5,000 Metre Diamond Drill Program

An "HP 56" rig with deep drilling (1,500+ m) capability is scheduled to arrive at Mine Centre on or about March 1st to initiate our 5,000 metre program. Its first assignment will be a deep "structural hole" drilled through the entire Foley Mine gold/quartz vein system with the object of encountering as many of the known gold veins as possible at depth. This will also be part of the current program to reactivate the

historic Foley Gold Mine, which produced over 5,000 ounces of gold, primarily in the 1890's, and evaluate its future development potential as a gold producer. Upon completing the deep Foley hole, the rig will be moved southwest to the Nipigon/Finger Lake Fault area for the drilling of a series of well-defined conductive targets recently revealed by the IP survey.

Mr. Carruthers continued, "If, with a deep hole, we can establish the presence of the principal gold-bearing veins in the Foley Complex, which are presently 'open' at depths ranging from 400 to 850 feet, we can greatly increase the gold production potential of the Foley Mine."

Q-Gold has begun the permitting process to de-water and re-open the Foley Mine to underground exploration during 2007 to confirm historical reports of existing gold resources/reserves and to establish new ones.

As reported by the Ontario Geological Survey on page 33 of "Open File Report 6146" (2005), by P.Hinz, C. Ravnaas and A. Raoul, the Foley Mine, according to "historical reports", is estimated to contain "proven/probable reserves" of 40,000 tons of ore at a grade of 0.5 ounces/ton, and "speculative reserves" of 400,000 tons, also at 0.5 ounces/ton. None of the above reserve figures are compliant with the definitions for resources/reserves required by NI 43-101 and remain to be confirmed by additional diamond drilling, sampling and assaying.

Q-Gold holds over 27,000 acres (100% owned) of gold and base metals claims in the Mine Centre area. In addition to the Foley Mine, the Corporation's holdings also include the past producing Golden Star Mine (10,758 oz. of gold), and the Manhattan, Decca and Ferguson Gold Mines. None of these latter three ever reached the production stage, but will be the object of future exploration efforts by Q-Gold.

Mine Centre, one of Ontario's first historic Gold Camps (1893-1900), however remains one of the last Archean Greenstone Belt Gold Camps to be explored by modern methods. By virtue of its large land position and well-funded program, Q-Gold is thus instituting the first comprehensive, modern exploration effort in over 100 years at Mine Centre, with the objective of reactivating the area as an Ontario gold producer.

Richard C. Beard, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

END